SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

information to be included in statements filed pursuant
to rules 13d-1(a) and amendments thereto filed
pursuant to rule 13d-2(a)1

4Front Ventures Corp.
(Name of Issuer) Class A Subordinate Voting Shares
(Title of Class of Securities) 35086B207
(CUSIP Number) Navy Capital Green Management, LLC 28 Reichert Circle Westport, CT 06880
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications) October 19, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

              The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35086B207	13D	Page 2 of 16 Pages

1.		names of reporting person i.r.s. identification no. of above persons (entities only) Navy Capital Green Management, LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds AF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization New York, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 67,603,537
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 67,603,537
11.		aggregate amount beneficially owned by each reporting person 67,603,537
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 9.60%
14.		type of reporting person* IA

CUSIP No. 35086B207	13D	Page 3 of 16 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Navy Capital Green Management Partners, LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds AF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization New York, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 24,210,561
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 24,210,561
11.		aggregate amount beneficially owned by each reporting person 24,210,561
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 3.66%
14.		type of reporting person* OO

CUSIP No. 35086B207	13D	Page 4 of 16 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Navy Capital Green Fund, LP
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds WC
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 24,210,561
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 24,210,561
11.		aggregate amount beneficially owned by each reporting person 24,210,561
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 3.66%
14.		type of reporting person* PN

CUSIP No. 35086B207	13D	Page 5 of 16 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) NAVY CAPITAL GREEN CO-INVEST FUND, LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds WC
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 43,351,280
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 43,351,280
11.		aggregate amount beneficially owned by each reporting person 43,351,280
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 6.20%
14.		type of reporting person* OO

CUSIP No. 35086B207	13D	Page 6 of 16 Pages

15.		names of reporting persons i.r.s. identification no. of above persons (entities only) NAVY CAPITAL GREEN CO-INVEST PARTNERS, LLC
16.	check the appropriate box if a group*	(a) ☒ (b) ☐
17.		sec use only
18.		sources of funds AF
19.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
20.		citizenship or place of organization DELAWARE, UNITED STATES OF AMERICA
number of shares	21.	sole voting power 0
beneficially owned by	22.	shared voting power 43,351,280
each reporting	23.	sole dispositive power 0
person with	24.	shared dispositive power 43,351,280
25.		aggregate amount beneficially owned by each reporting person 43,351,280
26.	check box if the aggregate amount in row (11) excludes certain shares *	☐
27.		percent of class represented by amount in row 11 6.20%
28.		type of reporting person* OO

CUSIP No. 35086B207	13D	Page 7 of 16 Pages

29.		names of reporting persons i.r.s. identification no. of above persons (entities only) NAVY CAPITAL GREEN HOLDINGS, LLC
30.	check the appropriate box if a group*	(a) ☒ (b) ☐
31.		sec use only
32.		sources of funds WC
33.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
34.		citizenship or place of organization DELAWARE, UNITED STATES OF AMERICA
number of shares	35.	sole voting power 0
beneficially owned by	36.	shared voting power 41,696
each reporting	37.	sole dispositive power 0
person with	38.	shared dispositive power 41,696
39.		aggregate amount beneficially owned by each reporting person 41,696
40.	check box if the aggregate amount in row (11) excludes certain shares *	☐
41.		percent of class represented by amount in row 11 0.01%
42.		type of reporting person* OO

CUSIP No. 35086B207	13D	Page 8 of 16 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) JOHN KADEN
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization UNITED STATES OF AMERICA
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 67,603,537
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 67,603,537
11.		aggregate amount beneficially owned by each reporting person 67,603,537
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 9.60%
14.		type of reporting person* IN

CUSIP No. 35086B207	13D	Page 9 of 16 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) SEAN STIEFEL
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 67,603,537
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 67,603,537
11.		aggregate amount beneficially owned by each reporting person 67,603,537
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 9.60%
14.		type of reporting person* IN

CUSIP No. 35086B207	13D	Page 10 of 16 Pages

15.		names of reporting persons i.r.s. identification no. of above persons (entities only) CHETAN GULATI
16.	check the appropriate box if a group*	(a) ☒ (b) ☐
17.		sec use only
18.		sources of funds OO
19.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
20.		citizenship or place of organization United States of America
number of shares	21.	sole voting power 516,666
beneficially owned by	22.	shared voting power 67,603,537
each reporting	23.	sole dispositive power 516,666
person with	24.	shared dispositive power 67,603,537
25.		aggregate amount beneficially owned by each reporting person 68,120,203
26.	check box if the aggregate amount in row (11) excludes certain shares *	☐
27.		percent of class represented by amount in row 11 9.67%
28.		type of reporting person* IN

CUSIP No. 35086B207	13D	Page 11 of 16 Pages

ITEM 1 Security and Issuer

(a)	The name of the issuer is 4Front Ventures Corp. (the “Issuer”).
(b)	The address of the Issuer’s principal executive offices is 7010 E. Chauncey Lane, Suite 235, Phoenix, Arizona 85054.

This Schedule 13D (the “Schedule”) relates to the Class A subordinate voting shares, with no par value of the Issuer (“Class A Shares”), and convertible note, warrants and options that are convertible or exercisable into Class A Shares of the Issuer (“Derivative Securities”, and together with Class A Shares, “Equity Securities”).

ITEM 2. Identity and Background

This Schedule is being filed with respect to the Equity Securities of the Issuer which are beneficially owned by the following reporting persons:

(i)	Navy Capital Green Management, LLC (the “Investment Manager”),
(ii)	Navy Capital Green Management Partners, LLC (the “GP”),
(iii)	Navy Capital Green Fund, LP (the “Green Fund”),
(iv)	Navy Capital Green Co-Invest Fund, LLC (the “Co-Invest Fund”),
(v)	Navy Capital Green Co-Invest Partners, LLC (the “Co-Invest Manager”),
(vi)	Navy Capital Green Holdings, LLC (the “SPV”),
(vii)	John Kaden (“Kaden”),
(viii)	Sean Stiefel (“Stiefel”), and
(ix)	Chetan Gulati (“Gulati”, and together with the Investment Manager, the GP, the Green Fund, the Co-Invest Fund, the Co-Invest Manager, the SPV, Kaden and Stiefel, the “Reporting Persons”).

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Each of the Investment Manager and the GP is a New York limited liability company. The Co-Invest Manager is a Delaware limited liability company. The principal business of each of the Investment Manager and the Co-Invest Manager is acting as an investment adviser for investment funds. The principal business of the GP is acting as the general partner for investment funds. The business address of each of the Investment Manager, the GP and the Co-Invest Manager is 28 Reichert Circle, Westport, CT 06880. During the last five years, none of the Investment Manager, the GP and the Co-Invest Manager has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Green Fund is a Delaware limited partnership. Each of the Co-Invest Fund and the SPV is a Delaware limited liability company. The principal business of each of the Green Fund, the Co-Invest Fund and the SPV is investing, directly or indirectly, in securities. The business address of each of the Green Fund, the Co-Invest Fund and the SPV is 28 Reichert Circle, Westport, CT 06880. During the last five years, none the Green Fund, the Co-Invest Fund and the SPV has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 35086B207	13D	Page 12 of 16 Pages

Each of Kaden, Stiefel and Gulati is a United States Citizen. Kaden, Stiefel and Gulati are the managers of the Investment Manager, the GP and the Co-Invest Manager. During the last five years, none of Kaden, Stiefel and Gulati has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3 Source and Amount of Funds or Other Consideration

The Green Fund, the Co-Invest Fund and the SPV have acquired, in a series of transactions such as open market purchases, conversion of convertible notes and/or the Issuer’s acquisition transactions, from the Issuer Class A Shares in an aggregate amount of 19,730,909 shares, 1,743,976 shares, and 41,696 shares, respectively, for a total consideration (on a cost basis) of $9,698,126, $839,486 and $29,605, respectively. In addition, on October 6, 2021, the Green Fund, the Co-Invest Fund and another party entered into a Convertible Promissory Note Purchase Agreement (the “Note Purchase Agreement”) with the Issuer, in a principal amount of US$972,000 for the Green Fund and US$9,028,000 for the Co-Invest Fund, respectively. The parties of the Note Purchase Agreement entered into an Amendment No.1 to the Note Purchase Agreement effective October 6, 2023 (the “Note Restructuring”), through which, interest payment obligations due on October 6, 2023 (US$58,320 for the Green Fund and US$541,680 for the Co-Invest Fund) will be deferred from October 6, 2023 to October 6, 2024, the deferred interest will be convertible into Class A Shares, the interest rate has been revised from 6% to 10% calculated on a simple interest per annum basis, and the conversion price has been decreased from US$1.03 to US$0.23 per Class A Share. According to each convertible promissory note, each of the Green Fund and the Co-Invest Fund may elect at any time such note is still outstanding to covert the full amount of outstanding balance (including unpaid principal, any then unpaid an accrued interest and other amounts payable thereunder) into Class A Shares of the Issuers. As a result of the Note Restructuring, the effective ownership percentages of the Green Fund, the Co-Invest Fund and certain other Reporting Persons materially increased, requiring the filing of this Schedule 13D. Specifically, resulting from the Note Restructuring, 4,479,652 shares and 41,607,304 shares are convertible for the Green Fund and the Co-Invest Fund, respectively, at a conversion price of US$0.23/share. The investments described in this paragraph derived from each such investment vehicle’s working capital, respectively.

The Investment Manager indirectly acquired Equity Securities of the Issuer in an aggregate amount of 67,603,537 shares through the transactions of the Green Fund, the Co-Invest Fund and the SPV described in the foregoing paragraph. The GP indirectly acquired Equity Securities of the Issuer in an aggregate amount of 24,210,561 shares of the Green Fund described in the foregoing paragraph. The Co-Invest Manager indirectly acquired Equity Securities of the Issuer in an aggregate amount of 43,351,280 shares of the Co-Invest Fund described in the foregoing paragraph. Each of Kaden, Stiefel and Gulati indirectly acquired Equity Securities of the Issuer in an aggregate amount of 67,603,537 shares through the transactions of the Green Fund, the Co-Invest Fund and the SPV described in the foregoing paragraph. In addition, Gulati acquired 1,550,000 options from the Issuer on June 23, 2023 with a strike price of C$0.19 per share and a vesting schedule of 516,666 shares vesting on December 23, 2023, 516,666 shares vesting on June 23, 2024, and 516,667 shares vesting on December 24, 2024. Such options were granted to Gulati as a director of the Issuer. Gulati has not paid any monetary considerations for such options.

CUSIP No. 35086B207	13D	Page 13 of 16 Pages

The foregoing descriptions of the Note Purchase Agreement and Note Restructuring are summary descriptions of the material terms thereof and are qualified in their entirety by reference to the full text of such Note Purchase Agreement and Note Restructuring, which are incorporated by reference hereto and filed as Exhibits 1 and 2 to this Schedule 13D.

ITEM 4. Purpose of Transaction

Gulati is a director in the board of directors of the Issuer.

Gulati, through his management position in the Reporting Persons that are entities, may, from time to time, have conflicts of interest with the Issuer as such Reporting Persons are active investors in the legal cannabis industry which is the industry in which the Issuer conducts its operations. All decisions to be made by directors of the Issuer are required to be made in accordance with their duties and obligations to act honestly and in good faith with a view to the best interests of the Issuer. In addition, the directors are required to declare their interests in, and such directors are required to refrain from voting on, any matter in which they may have a material conflict of interest.

From time to time, the Reporting Persons have purchased publicly issued or privately placed securities from the Issuer, and may continue such purchases in the future and exercise warrants, to support the Issuer’s capital raising objectives.

Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto. Depending on various factors including, without limitation, the price of the Class A Shares, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, each Reporting Person may, at any time or from time to time, and subject to any required regulatory approvals, (i) acquire additional Class A Shares, stock options, warrants, promissory notes, or other securities convertible into or exercisable or exchangeable for Class A Shares from time to time on the open market, in privately- negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Class A Shares, (ii) dispose of or distribute some or all of its or his Class A Shares or such other securities as it or he owns or may subsequently acquire, and/or (iii) otherwise changing their intention with respect to any and all matters referred to in this Item 4 of Schedule 13D. The Reporting Persons intend to influence the operations and affairs of the Issuer through the exercise of their voting rights and Mr. Gulati’s position as a member of the board of directors of the Issuer.

ITEM 5 Interest in Securities of the Issuer

(a)-(b) Each of the Investment Manager, John Kaden and Sean Stiefel may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be a beneficial owner of an aggregate of 67,603,537 Class A Shares of as of October 30, 2023, which represent 9.60% of the Issuer’s outstanding Class A Shares.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 67,603,537

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 67,603,537

CUSIP No. 35086B207	13D	Page 14 of 16 Pages

Each of the Green Fund and the GP may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be a beneficial owner of an aggregate of 24,210,561 Class A Shares as of October 30, 2023, which represent 3.66% of the Issuer’s outstanding Class A Shares.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 24,210,561

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 24,210,561

Each of the Co-Invest Fund and the Co-Invest Manager may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 43,351,280 Class A Shares as of October 30, 2023, which represent 6.20% of the Issuer’s outstanding Class A Shares.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 43,351,280

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 43,351,280

The SPV may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 41,696 Class A Shares as of October 30, 2023, which represent 0.01% of the Issuer’s outstanding Class A Shares.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 41,696

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 41,696

Chetan Gulati may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 68,120,203 Class A Shares as of October 30, 2023, which represent 9.67% of the Issuer’s outstanding Class A Shares.

(i) Sole power to vote or direct vote: 516,666

(ii) Shared power to vote or direct vote: 67,603,537

(iii) Sole power to dispose of or direct the disposition: 516,666

(iv) Shared power to dispose of or direct the disposition: 67,603,537

For purposes of calculating the percentages set forth in this Item 5, the numbers of Class A Shares held by the Reporting Persons are assumed to be the aggregate of (i) the number of Class A Shares issued to the Reporting Persons, and (ii) the number of Class A Shares that would be obtained by the Reporting Persons upon the exercise of any Derivative Securities held by the Reporting Persons. The Issuer’s total number of Class A Shares outstanding is assumed to be 657,883,769, which was disclosed by the Issuer to the Reporting Persons on October 20, 2023.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Class A Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

CUSIP No. 35086B207	13D	Page 15 of 16 Pages

(c) Except as disclosed in Item 3 and Item 4, there have been no transactions in the Class A Shares by the Reporting Persons during the past sixty days.

(d) The Green Fund, the Co-Invest Fund and the SPV have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 26, 2022, in connection with the Issuer’s acquisition of Island Global Holdings, Inc., the Green Fund further acquired from the Issuer warrants convertible into 2,107,311 Class A Shares, for a total consideration of $0. The warrants have a strike price of $1 per share, but are only exercisable upon the Issuer’s reaching certain revenue targets, which the Green Fund thinks are highly unlikely to be attained within 60 days of the reporting date.

To the knowledge of the Reporting Persons, except for the matters described in this Schedule 13D or as set forth below, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7 Material to the Filed at Exhibits

Exhibit 1:	Convertible Promissory Note Purchase Agreement dated October 6, 2021 and Form of Note

Exhibit 2:	Amendment No. 1 to Convertible Promissory Note Purchase Agreement, dated October 6, 2023

Exhibit 99.1:	Joint Filing Agreement

CUSIP No. 35086B207	13D	Page 16 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 30, 2023
Date

NAVY CAPITAL GREEN MANAGEMENT LLC

/s/ John Kaden
Signature

John Kaden/Manager
Name/Title

/s/ Sean Stiefel
Signature

Sean Stiefel/Manager
Name/Title

/s/ Chetan Gulati
Signature

Chetan Gulati/Manager
Name/Title

NAVY CAPITAL GREEN MANAGEMENT PARTNERS, LLC

/s/ John Kaden
Signature

John Kaden/Manager
Name/Title

/s/ Sean Stiefel
Signature

Sean Stiefel/Manager
Name/Title

/s/ Chetan Gulati
Signature

Chetan Gulati/Manager
Name/Title

NAVY CAPITAL GREEN FUND, LP

/s/ John Kaden
Signature

John Kaden/Manager of its General Partner
Name/Title

/s/ Sean Stiefel
Signature

Sean Stiefel/Manager of its General Partner
Name/Title

/s/ Chetan Gulati
Signature

Chetan Gulati/Manager of its General Partner
Name/Title

NAVY CAPITAL GREEN CO-INVEST FUND LLC

/s/ John Kaden
Signature

John Kaden/Manager of its Manager
Name/Title

/s/ Sean Stiefel
Signature

Sean Stiefel/Manager of its Manager
Name/Title

/s/ Chetan Gulati
Signature

Chetan Gulati/Manager of its Manager
Name/Title

NAVY CAPITAL GREEN CO-INVEST PARTNERS, LLC

/s/ John Kaden
Signature

John Kaden/Manager of its Manager
Name/Title

/s/ Sean Stiefel
Signature

Sean Stiefel/Manager of its Manager
Name/Title

/s/ Chetan Gulati
Signature

Chetan Gulati/Manager of its Manager
Name/Title

NAVY CAPITAL GREEN HOLDINGS, LLC

/s/ John Kaden
Signature

John Kaden/Manager of its Manager
Name/Title

/s/ Sean Stiefel
Signature

Sean Stiefel/Manager of its Manager
Name/Title

/s/ Chetan Gulati
Signature

Chetan Gulati/Manager of its Manager
Name/Title

/s/ John Kaden
Signature

John Kaden
Name/

/s/ Sean Stiefel
Signature

Sean Stiefel
Name

/s/ Chetan Gulati
Signature

Chetan Gulati
Name

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.